Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Updates in respect of its Subsidiary Gnrgy Ltd.

Singapore, January 16, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that OPC Holdings Israel Ltd. (“OPC Israel”), which is 80% owned by OPC, and which owns 51% of Gnrgy Ltd. (“Gnrgy”), a company which operates in the field of charging electric vehicles and the installation of charging stations for electric vehicles, has entered into a separation agreement (the “Separation Agreement”) with the minority shareholder in Gnrgy, who holds the remaining 49% interest in Gnrgy (the “Founder”).

Pursuant to processes set forth in the Separation Agreement, each shareholder gave each other an option to acquire their Gnrgy shares on the terms described below.

Pursuant to the Separation Agreement, OPC Israel has a first right to purchase all of the Founder’s shares in Gnrgy on the dates and terms set forth in the Separation Agreement.  If OPC Israel (or a third party acting on its behalf) does not within the agreed period of time issue a notice to purchase the Founder’s shares in Gnrgy on the terms set forth in the Separation Agreement, the Founder would have the right to purchase OPC Israel’s shares in Gnrgy on the terms set in the Separation Agreement. If no such notice is delivered by the Founder (or a third party acting on its behalf) during the prescribed time period, the Separation Agreement would terminate, and the parties’ holdings in Gnrgy would remain unchanged.

OPC also announced that OPC Israel has entered into a non-binding memorandum of understanding with a third party regarding a potential merger of operations between Gnrgy and the third party, whereby, among other things, OPC Israel would sell to the third party its shares in Gnrgy in exchange for shares in the third party (which is not expected to give OPC Israel control over the third party), and the third party would acquire all of the Founder’s shares in Gnrgy (the “Transaction”).

The Transaction, including whether or not the parties proceed with the Transaction, its structure and final conditions (if finalized) are subject to, among other things, the execution of binding agreements with the third party and the holders of rights in the third party, and to mutual due diligence to be conducted by the parties within a time period set forth in the memorandum of understanding.

OPC further announced that assuming that the purchase of the Founder’s Gnrgy shares proceeds as described above, OPC believes that it is expected to record an impairment in respect of its Gnrgy shares of approximately NIS 20-24 million (approximately $5-6 million) in its financial statements as of December 31, 2023. In addition, in light of OPC Israel’s option to purchase the Founder’s shares, and the agreements discussed above, OPC expects to record a further loss of approximately NIS 5 million (approximately $1 million) in its financial statements as of December 31, 2023.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Separation Agreement, the memorandum of understanding with a third party with respect to the potential Transaction, the expected impact on OPC’s financial statements as of December 31, 2023 and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the Separation Agreement and whether the option to acquire the Founder’s shares is exercised, whether or not binding agreements are executed with respect to the Transaction, the terms and conditions and timing of the Transaction if it is pursued and whether or not the Transaction is completed, risks relating to the third party which would acquire Gnrgy and in which OPC Israel would acquire an interest, risks relating to the ultimate impact of the transactions described above on OPC’s financial statements  and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.